FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2009
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, C A Carolus, R Dañino*, A R Hill
≠
, J G Hopwood, R P
Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
≠
Canadian,
#
Ghanaian, *Peruvian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-9838
www.goldfields.co.za

Enquiries
Media and Investor Enquiries

Willie Jacobsz
Tel       +508 839-1188
Mobile +857 241-7127
email    Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel      +27 11 562-9706
Mobile +27 (0) 83 309-6720
email   Nikki.Catrakilis-Wagner@
            goldfields.co.za
Media Enquiries

Julian Gwillim
Tel      +27 11 562-9774
Mobile +27 (0) 82 452 4389
email    Julian.Gwillim@goldfields.co.za

MEDIA RELEASE
All GOLD FIELDS MINES NOW
CYANIDE CODE ACCREDITED

Johannesburg, 21 October 2009: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) is pleased to
announce that is has become the first mining group, registered as a signatory with the International Cyanide Management
Institute (ICMI
1
), to obtain accreditation for all its eligible
operations with the International Cyanide Management Code
(Cyanide Code).

This follows full accreditation being achieved at Kloof mine and
Driefontein mine, both located in South Africa.

Gold Fields' Chief Executive Officer, Nick Holland, commented:
"The Kloof and Driefontein achievements follow equally
impressive accomplishments at Beatrix mine, which is also in
South Africa and which achieved its full accreditation in
February 2009, Tarkwa and Damang mines in Ghana that
achieved full accreditation in June and May 2008, respectively, and the new South African mine, South Deep, which achieved
full accreditation in December 2008. Cerro Corona mine in Peru does not require accreditation as it does not use large amounts of cyanide in its processes. The Agnew mine in Australia
achieved substantial accreditation in June 2009 and is expected to achieve full accreditation in December 2009. This means
that all of the eligible Gold Fields mines are now accredited and seven of the eight have achieved full compliance. We have
now achieved the objective we set ourselves in November
2005, when we became a signatory to the ICMI Cyanide Code,
for all Gold Fields operations to be ICMI accredited”.

The president of the ICMI, Paul Bateman, congratulated Gold
Fields on being, “….the first mining group to obtain
accreditation for all its signatory operations…”.
cont…
1
The ICMI is established under the auspices of the United Nations’ Environment Programme & International Council on Metals and the
Environment. The ICMI administers the International Cyanide Management Code of Practice to which signatories adhere, to manage cyanide responsibly.

Gold Fields’ support of the ICMI is consistent with the principles and objectives of the
Group's Sustainable Development Framework, which addresses every aspect of sustainability in the organization, including the use of cyanide in the production of gold.

The Cyanide Code is recognized as best practice for cyanide management in the gold mining industry by the World Gold Council (WGC) and the Council for Responsible Jewellery
Practice (RJC). The ICMI accreditation process adheres to the principles of the International
Council on Mining and Metals’ Sustainable Development Framework to which Gold Fields is fully committed. It has also been acknowledged by the International Finance Corporation
(IFC) and the G8 Group of Nations as the best practice guide for responsible cyanide management.
ends
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.6 million ounces* per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and near mine exploration projects at various stages of development. Gold Fields has total attributable Mineral Reserves of 81 million ounces and Mineral Resources of 271 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York Stock Exchange
(NYSE), the Dubai International Financial Exchange (DIFX), the Euronext in Brussels (NYX) and the Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za.
*Based on the annualised run rate for the fourth quarter of F2009

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 October 2009

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:     Senior Vice President: Investor
              Relations and Corporate Affairs